Mail Stop 4-06

May 2, 2005

Thomas McNeill
Vice President, Chief Financial Officer
   and Secretary
Global Payment Technologies, Inc.
425B Oser Avenue
Hauppauge, New York 11788

RE:		Global Payment Technologies, Inc. (file no. 033-86352)
		Form 10-K: For the Year Ended September 30, 2004
		Form 10-Q: For the Quarterly Period Ended December 31,
2004

Dear Mr. McNeill,

We have reviewed the above referenced filings and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 8-K filed February 2, 2005
1. We have read your response to prior comment 1 and note that you intend to enhance your disclosures regarding your use of EBITDA in future filings. Supplementally, provide us with your proposed disclosure. Based on your response, it is unclear to us whether your proposed disclosures will adequately address the material limitations associated with use of EBITDA as a performance measure. Your disclosures should explain how the measure is expected to be used by investors, identify significant factors that should be considered when using the measure and discuss significant trends or other information not captured to ensure balance and avoid undue reliance.
It is also unclear to us whether you will adequately explain the reasons why management believes that EBITDA provides relevant and useful information to investors beyond your current disclosure that highlights requests from financial analysts and your competitors` use of the measure.


As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Brent Watson, Staff Accountant, at (202) 551-3483, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451 or me at
(202) 551-3730 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant
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Global Payment Technologies, Inc.
May 2, 2005
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